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FEB 29 2008

Washington, DC
106



08030609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53424

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2007__ AND ENDING __December 31, 2007__
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolf Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Clearwater Drive
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth E. Masick   (630) 545-4520
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heinold-Banwart, Ltd
(Name – *if individual, state last, first, middle name*)

2400 N. Main Street	East Peoria	Illinois	61611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __Kenneth E. Masick_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Wolf Capital, LLC_____ , as

of __December 31_____ , 20 __07____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

```
"OFFICIAL   SEAL"
   PATRICIA A. LEE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12/11/2009
```

Kenneth E. Masick
Signature

__Treasurer_____
Title

Patricia A. Lee
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WOLF CAPITAL, L.L.C.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

TABLE OF CONTENTS

HEINOLD-BANWART, LTD.
Certified Public Accountants



Riverfront Office Center   2400 N. Main Street   East Peoria, IL 61611-1795   Tel 309.694.4251   Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT

To the Member
Wolf Capital, L.L.C.
Oak Brook, Illinois

We have audited the accompanying statements of financial condition of **Wolf Capital, L.L.C.** (the Company) as of December 31, 2007 and 2006, and the related statements of income and member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolf Capital, L.L.C. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Heinold-Banwart, Ltd.

February 22, 2008

WOLF CAPITAL, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
Cash	$ 303,739	$ 182,189
Accounts receivable	3,547	45,940
	$ 307,286	$ 228,129
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$ 2,189	10,480
Accounts payable related party	77,602	143,700
	79,791	154,180
MEMBER'S EQUITY	227,495	73,949
	$ 307,286	$ 228,129

See accompanying notes.

2

WOLF CAPITAL, L.L.C.
STATEMENTS OF INCOME AND MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES		
Fees	$ 765,281	$ 761,911
Other income	35,000	-
	800,281	761,911
EXPENSES		
Labor	321,508	401,951
Rent	35,515	45,000
Other expenses	89,712	125,810
	446,735	572,761
NET INCOME	353,546	189,150
MEMBER'S EQUITY- BEGINNING OF YEAR	73,949	134,799
DISTRIBUTION TO MEMBER	(200,000)	(250,000)
MEMBER'S EQUITY- END OF YEAR	$ 227,495	$ 73,949

See accompanying notes.

3

WOLF CAPITAL, L.L.C.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 353,546	$ 189,150
Adjustments to reconcile net income to net		
cash provided by operating activities		
Increase in operating assets		
Accounts receivable	42,393	31,429
Prepaid expenses	-	5,450
Decrease in operating liabilities		
Accounts payable and accrued liabilities	(74,389)	(82,761)
Net cash provided by		
operating activities	321,550	143,268
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to member	(200,000)	(250,000)
INCREASE (DECREASE) IN CASH	121,550	(106,732)
CASH - BEGINNING OF YEAR	182,189	288,921
CASH - END OF YEAR	$ 303,739	$ 182,189

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. As a referring broker-dealer, the Company executes securities transactions but does not carry securities accounts for clients or perform custodial functions related to customer accounts. The Company performs consulting related to mergers and acquisitions, business valuations, and other specialized consulting. The Company therefore claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(i). The Company was incorporated in 2000 and obtained its license and commenced operations in 2002.

Fee Income

Fee income is recognized as the services are performed or in the case of contingent fees upon the closing of the transaction.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Account Receivable

Accounts receivable is stated net of an allowance for doubtful accounts of $- and $2,500 for the years ended December 31, 2007 and 2006, respectively. Included in accounts receivable are unbilled services and expenses to be billed of $2,722 and $29,231 as of December 31, 2007 and 2006, respectively. Based on management's experience with customers and the subsequent receipts received, management believes their estimated allowance is reasonable.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements.

NOTE 2. 401(k) PLAN

The Company has a 401(k) plan covering all employees who have completed six months of service and have attained age 21. The Company has a discretionary matching contribution which is fully vested when deposited. The Company contributed $4,665 and $8,788 to the plan as of December 31, 2007 and 2006, respectively.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of Wolf Financial Group Holdings, LLC (Holdings) which is a wholly-owned subsidiary of Wolf & Company, L.L.P. (Wolf). Wolf has advanced the Company funds, pays certain expenses on behalf of the Company, and charges the Company rent for the use of office space and equipment and the performance of administrative functions. There is no formal rent agreement; rent was paid at $3,750 per month until November of 2007 when it was changed to $500. During 2007 the Company provided consulting services to Wolf totaling $117,900.

Expenses paid to Wolf were:

	2007	2006
Rent	$ 35,515	$ 45,000
Salary reimbursement	6,948	13,446
	$ 42,463	$ 58,446

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $223,948, which was $218,629 in excess of its required net capital of $5,319. The net capital of $223,948 is equal to the net capital the Company reported in its Focus Report.

NOTE 5. CASH CONCENTRATION

All of the Company's cash is held in one financial institution.

SUPPLEMENTARY INFORMATION

WOLF CAPITAL, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2007

NET CAPITAL		$ 227,495
NON-ALLOWABLE ASSETS		
Non-allowable receivables		3,547
NET CAPITAL		$ 223,948
Greater of:		
MINIMUM NET CAPITAL REQUIRED (6 2/3% of Total Liabilities) $	5,319	
MINIMUM DOLLAR NET CAPITAL REQUIRED	5,000	
NET CAPITAL REQUIREMENT		5,319
EXCESS NET CAPITAL		$ 218,629

'



HEINOLD-BANWART, LTD.
Certified Public Accountants

Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Member
Wolf Capital, L.L.C.
Oak Brook, Illinois

In planning and performing our audit of the financial statements of Wolf Capital, L.L.C. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, including control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Heinold -Banwart, Ltd.

February 22, 2008

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